

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 23, 2022

Alex D'Amico
Chief Financial Officer
Trulieve Cannabis Corp.
6749 Ben Bostic Road
Quincy, FL 32351

> **Re: Trulieve Cannabis Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 000-56248**

Dear Alex D'Amico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. Based on the language provided in the audit reports of your successor and predecessor auditor, it does not appear to us that either auditor has taken audit responsibility in their reports for the adjustments made to the prior periods presented in your financial statements stemming from the change in accounting principle and the revision of previously issued financial statements. Please amend your filing to include an audit report that takes responsibility for the adjustments. Refer to AS 3105 and the PCAOB's Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

Note 2. Basis of Presentation
Change in Accounting Principle, page F-9

2.   We note that in the fourth quarter of 2021, the company elected to change its accounting principle for measuring deferred tax assets and liabilities in acquisitions. Please explain to us the facts and circumstances concerning the change in accounting principle and provide us specific references in authoritative accounting guidance as support for both the newly adopted and previous accounting policies.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences